Sandeep Mathrani

NYU REITs Panel

Filed by BowX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WeWork Inc.

Commission File No. 001-39419

John Mechanic (00:13):

Good morning, Sandeep! So, what do you see on the horizon for central business districts and the office market? Particularly, we had an article in The New York Times today that I thought was a really looking at that at the glass half empty, as opposed to the glass half full, but obviously we would be very interested in your perspective.

Sandeep Mathrani (00:34):

So good morning, John. Thanks for having me, I’m a big believer that reversion to the mean, which means that I think central business districts will be back. That’s where the activity is of people want to be, , and effectively the youth want to come back to the offices. We saw last week, just last week that Morgan Stanley asked their people to come back to work. And Amazon, John Schuttler basically said, they’re going to take them back into all their offices. There’s going to be no reduction in office space. KPMG produced a report that basically said that the height of the pandemic, 69% of the CEOs thought about, not returning to work full time. And now it’s only 17%. So I think the dynamism and the romanticism of work from home has shifted, completely.

Sandeep Mathrani (01:25):

I think New York actually will bounce back much faster than other cities. I think New York and London both will bounce back much faster than other cities. , I think people fail to really appreciate the value of a central business district, the restaurants, the environment, the comradery, the culture building., You know, you got a million people who work in New York city, even if they were to relocate, where are they going to relocate to? There’s not enough housing in suburbia. You know, I think we keep talking about these things because we really focused on the upper echelon of every society. We’re not focused on the the actual workers who come into the city every day. So I actually do think central business districts, such as the ones in New York will bounce back much faster. In London effectively the finance minister has produced an article last week, talking about breaking people back to London. So I think they do bounce back. I think San Francisco may be a little slower, quite honestly, than New York, but I think New York bounces back.

John Mechanic (02:32):

How much of your business is based in New York and London? What proportion of your overall?

Sandeep Mathrani (02:38):

So between New York and London is about 15% of the global business. So it’s quite large.

John Mechanic (02:43):

I would have thought so. In your opinion, to what extent do ESG and sustainability affect your investment decisions?

Sandeep Mathrani

NYU REITs Panel

Sandeep Mathrani (02:53):

You know, again, the irony of the businesses, you know, when I was in the retail shopping center business, ESG was a very hard thing, um, because the retailers are so dependent upon the retailers. Now I sort of reversed my life in the sense I’m now a tenant, not a landlord. So now effectively what happens is the landlords in this business, in the office sector have always been focused on ESG. We need to be in a good gold or platinum lead building has been, it’s just sort of so standard today. So in the office business, I think that landlords took the high road many years ago to focus on, you know, the environmental part of it. WeWork has always been very focused on doing good for the world, right?

Sandeep Mathrani (03:40):

So it’s always been very focused on environmental, the aspects of lack of paper cups and, plastic cups has always been sort of the gold standard of the company was always focused on recycled products, no leather goods. I mean, it’s always been very focused environmentally focused company and, and both on the S and the G part of it, you know, it’s been very focused on the, my tenureship and GGP, you know, where I, you know, equality in every aspect was so critical to our success. And we believed it. And so again, here, it’s the, the voice from the top and the voice on the top is to make sure that we have that level of equality and fairness in the company. So ESG is, I, you know, I think it’s no longer a, you know, a cliche or is no longer a, you know, it’s a must have. I mean, I don’t even, I quite honestly know why people discuss it so much, because it should be part of your core fabric. And if it’s not core part of your core fabric, then I think you’re a decade behind, so I think it’s just part of what we do every day.

John Mechanic (04:48):

I think that’s kind of the nature of your company and maybe not every company is at the same, you know, at the same level and on the same path as, as, as you are.

Sandeep Mathrani (04:57):

Yeah. But I don’t think people should be talking about it like it’s something unique. It’s just part of what you need to, as, you know, even if you’re not there, you should have a path to get there. It shouldn’t be talked about like, it’s something completely unique, right.

John Mechanic (05:10):

Um, how has technology changed how you find opportunities and how you conduct your business today?

Sandeep Mathrani (05:16):

Our business is actually very interesting and if I sort of just go back to your earlier question of CBDs and I’ll tell you how that sort of ties into this, you know, what we see is people talk about CBDs because they’re very America focused. They’re very Europe focused. They don’t realize how the world has moved, right? So we have 30 plus markets that have seen green shoots with double digit increase in occupancy and in like whether it’s China, but, you know, Beijing 14 points in Shanghai, 12 points and Seoul, Korea double-digits and Munich 44 points in Manchester, UK 26 points. So we’re seeing double digit increases in occupancy. And to answer your question, who’s fueling that occupancy? That occupancy is being fueled, kind of interestingly, by small medium businesses today. Even though more than 54% of my businesses is large enterprises, the activity during the pandemic, and as we come out of the pandemic is being fueled by small medium businesses. And where do we find small, medium businesses? We have an amazing tech platform. And again we are a real estate business, not a tech company. But I always said to sit back and say, either every company is what they are, or every company is a tech company, but they have hard assets.

Sandeep Mathrani

NYU REITs Panel

Speaker 4 (06:35):

So you can decide which direction you want to go.

Sandeep Mathrani (06:37):

Is Walmart a technology company or is it a real estate company or a retail company? Is Amazon logistics companies, or is Amazon a tech company, right? So you could elect whichever way you want to go. But the point is you need technology to fuel it. And essentially today, our top of the funnel, which is how we get our small businesses is very big. And it’s all fueled by, by building a, a technology forum. Like I was talking to a brokerage house this morning, and it said, guys, you guys are really good at leasing two 50 people in a bow offices, but you really bad leasing two 50 plus person and less offices. And so we do that all to top of the funnel, uh, all through technology. So you gotta really have today in any business that you are, uh, you have to be ahead of the curve on how you, how you build your tech plan.

John Mechanic (07:29):

So if the people that are 50 people or less are all pursuing to technology, what does that mean? How do you really do that?

Sandeep Mathrani (07:36):

That leads our marketing, right? So you build marketing and MQL is manner through qualified leads from marketing, and essentially you’re addressing the marketplace, and they actually come to your website or your app and they demand space. And they essentially go ahead and lease space completely automated. From the time you find a space book, a space, get a membership agreement and take your access card is all done.

John Mechanic:

How long does that take?

Sandeep Mathrani:

For small businesses, generally, it’s a seven day turnaround. It happens instantaneously, but for the first time they hit it and they start doing their research to the time they actually come back and they sign an agreement is seven days. Enterprise clients today in Europe are doing it in 20 days. That used to be a 90 day cycle. Today’s a 20 day cycle.

John Mechanic (08:26):

And in that 20 day cycle, what size block are they taking?

Sandeep Mathrani:

At that point is it 50,000 square feet or less.

John Mechanic:

Sandeep Mathrani

NYU REITs Panel

And for what duration?

Sandeep Mathrani (08:35):

The enterprise guys average is 24 months and small businesses is an average is nine months. And the reason it’s flexibility, right? So you’re flexible on space. You’re flexible on time, you know, portable on costs. Let’s say you made a mistake. You took space with me in London. Well, I’ll just move your money to Nashville, Tennessee, on the remainder of your contract. And I have 850 locations. So in reality, by default, we are the largest landlord in the world for a number of locations, maybe not number of square feet, but the number of locations, right? So you can port your money between locations.

John Mechanic (09:13):

That’s an allocation issue. So if someone said I needed space in London, but for some reason, I’m now relocating those people and I really need to be elsewhere in the world, that money is still good? It just being relocated to the other side. Right?

Sandeep Mathrani (09:26):

Yes and the reason is because all of them are owned by us. We don’t have partners in buildings. We don’t have, different joint ventures. It’s, it’s, you know, a lot of office owners have different partners in different buildings. And so they don’t know how to allocate. This is all under the WeWork umbrella.

John Mechanic (09:42):

Okay. So as we talked about a little bit earlier, a large portion of the workforce, this at the moment is still working remotely. Can you speak to this trend and flex work and the impact that that’s going to have on commercial real estate and traditional landlords?

Sandeep Mathrani (09:57):

So, you know, pre pandemic, which is what is most fascinating to me, I’m learning, learning the office business, um, because obviously my background has been retail. So, which I found fascinating, which is very much like in any industry, uh, pre pandemic occupancy of office buildings was 65%... This is the biggest unknown fact. Effectively we would have one desk, one person, but 35% of the office would be vacant at any given time because people are on holiday. They were traveling, they were seeing clients. And by the way, a lot of them were working from home a day or two a week pre pandemic. It’s just now been legitimized, it’s okay to work from home a day or two a week. Effectively what happens is people talk about today that occupancy is at 50%.

Sandeep Mathrani (10:49):

So the way I look at it is going from 65 to 50 is just 15%, not 50%. So, so effectively you’re going to have this sort of hybrid work. But it’s going to be hybrid work that’s been legitimized. It was always there. No one spoke about it. They weren’t vocal about it. Companies are thinking about how that should work.. Should people be hybrid working Tuesdays and Thursdays? Should be hybrid work on a Wednesday? The entire community of CEOs is very concerned about a hybrid work, which then becomes a four-day work week. So a lot of companies are not going to allow you to work from home on a Monday or a Friday.

Sandeep Mathrani

NYU REITs Panel

John Mechanic (11:33):

Right. No one wants the four days to be everything, but Monday or everything for Friday. Right?

Sandeep Mathrani (11:40):

Correct. So this becomes a real concern.

Sandeep Mathrani:

The second aspect here is you have to really think about what that really means. Who does it really affect? If you’re eight people in a conference room, there are two people on the Zoom, those two people on the Zoom, unless they’re the CEO of the company, are going to be ignored. It’s just going to be ignored. There’s going to be no growth for them. They’re going to be stymied. They’re going to go away.

Sandeep Mathrani:

Take it one step further. I’m working in Denver. That’s what I want to be. I want to work in Denver. I get laid off in Denver. Where am I going to find my next job? So the aspect of being in the central business districts is that there’s, there’s more job, you know, availability to pivot from company to company.

Sandeep Mathrani (12:24):

And I think that there is this short term love because no one really understands it. And really it’s about talent retention. So because of talent retention, people are afraid to talk abour the aspect of, “ if I’m the only CEO to say no work from home, will I lose talent?” It’s actually working in reverse. A very large tech company in the UK is just offering $500 per person to apologize for working from home. Because what’s happening is there’s mental health issues and people want to come to work. It could actually backfire, okay. People are going to say, I want to grow. I want to be there. I want to be present. I want community. I want culture. And you’re not telling me that you’re going to deprive it because you, Mr. CEO wants to save a few shekels? I really want to come to work.

Sandeep Mathrani

So I’m a big believer of the reversion to the mean. I think they will be adjustments, but that’s just, life is all about adjustments. I think there’ll be more shared office space. I think there’ll be more sharing of tests.

John Mechanic:

Like hoteling?

Sandeep Mathrani:

People call it hoteling. I don’t like that word. I like, I like calling, you know, shared workspaces. It’s a nicer word.

Sandeep Mathrani:

Sandeep Mathrani

NYU REITs Panel

But I think it’s gonna happen because, uh, effectively, uh, look in my own office right now. I gave up my office and when I’m not in the office, it’s used as a conference room. When I am in the office, I book it like anything else. I think you can have better utilization of space, since I travel half the time. So what’s the point of having this glorified office, which is not being utilized? We have shortage of conference rooms in, in our organization. It’s only ego that makes me have it. So we use it as often a conference room space when I’m not there.

Sandeep Mathrani

You’re going to start to see a lot more shared workspaces. It’s also good because it allows teams to gather this collaboration, hubs, you can have better cleaning. Imagine—looking at your desk, it’s cluttered right now in a good way, in the sense if I was to deep clean, it, it’d be impossible in a COVID world.

John Mechanic (14:37):

I have a question for you. So recently, there was a public announcement about a deal between you and WeWork. You are enterig a SPAC, which provides you a way forward for you to become a public entity. How do you weigh the advantages of being a public entity versus being a private entity with obviously a close alignment with SoftBank? Obviously that’s an interesting decision tree for you. And I think everyone would be interested in how you look at that.

Sandeep Mathrani (15:19):

So, you know, I actually, I wasn’t out there looking to become a public entity this quickly. But I was thinking about how to raise equity and de-risk the balance sheet to make sure that we will be the winner as we come out of COVID. We really do believe whether it’s us or any of the flex provider, flexibility of office space is going to continue to grow as we navigate through the year. So I wanted to raise additional equity to make sure I deal with the balance sheet. And we were approached by a SPAC, BowX, in December. And we decided to pursue the conversation. As we sort of got more into the conversation, and we started to see the green shoots in the business, which is very important, we could start to see that you’ve hit bottom and you’re starting to rise.

Sandeep Mathrani:

Again, having been a public company CEO, I wanted to make sure that I had hit bottom and I was starting to rise. We felt that it was a route to worth pursuing, but it was only worth pursuing for us if we could raise the entire PIPE, which is the private investment in public entities. If we couldn’t raise the entire PIPE, we wouldn’t do it. A lot of companies signed a merger agreement with a SPAC, and then they go raise the PIPE. We wanted to raise the PIPE simultaneously. So we were able, and we were oversubscribed. Our pipe was meant to be 500 million and we raised 800 million with subscription agreements with some of the best investors in the business.

John Mechanic (17:01):

Oh, you did have some very sophisticated investors in your group.

Sandeep Mathrani (17:04):

Yeah. The likes of Starwood, Fidelity, Insight, Centaurus, BlackRock. I mean, these are seal of approval, and they do their diligence in the business. So we felt that if we could raise $1.3B it would obviously provide us enough liquidity. We don’t intend to touch their money. We have enough liquidity on our balance sheet but it will provide us liquidity for growth. And if for whatever reason, there is a slow down, because of the virus, we have enough liquidity, but I think we all see light at the end of the tunnel. So this will be used for growth capital.

Sandeep Mathrani

NYU REITs Panel

John Mechanic (17:47):

Last question I have for you. Project that a year from now. What does the world look like a year from now? What does WeWork look like a year now? What does the real estate landscape look like a year from now?

Sandeep Mathrani (17:59):

Like I said, I’m a bigger believer of the reversion to the mean. So I’m a bigger believer that people will start to come back to offices. I think commercial landlords will continue to flourish. I think they will be a lot more flexibility, which means that commercial landlords will have a bigger portion of their portfolio and flexible space, whether it’s with us, whether they’re competitors or on their own, by the way.

I think people will want shorter term leases and we’ll figure out how to do thatfor them. But I think there’ll be a much more reversion to the mean, but with flexibility. People want flexibility. They’re afraid to sign long-term leases if it’s less than a hundred thousand square feet. If it’s greater than a hundred thousand square feet, it requires a lot of customization requires a lot of CapEx. The tenants all know if you want to go down that route, it’s a 10 year lease. So they have to weigh flexibility to the kind of environment they have. But I do think there’s a reversion to the mean. I do think space gets absorbed and the good news is during this upturn over the last 10 years, there’s really not been an over supply situation of commercial space. So I do think it reverts to the mean,

John Mechanic (19:21):

Okay, Sandeep as always it’s a pleasure. I appreciate you taking the time and, uh, I wish you a great success on your, uh, on your way forward. I have no doubt that you will steer the company in a, in a, in a wonderful direction.

Sandeep Mathrani (19:38):

Thanks, John really appreciate you taking the time and I will talk to you soon.

John Mechanic (19:42):

I, I agree. You take good care, sir. Bye. Bye.

Additional Information and Where to Find It

This communication relates to a proposed transaction between WeWork Inc. (the “Company”) and BowX Acquisition Corp. (“BowX”). This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, the combined company or BowX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. BowX intends to file a registration statement on Form S 4 with the Securities and Exchange Commission (the “SEC”), which will

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NYU REITs Panel

include a document that serves as a prospectus and proxy statement of BowX, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all BowX shareholders. BowX also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of BowX are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

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BowX and its directors and executive officers may be deemed to be participants in the solicitation of proxies from BowX’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of BowX and information regarding their interests in the business combination is set forth in BowX’s registration statement on Form S-1 (Registration No. 333-239941) originally filed with the SEC on July 17, 2020. Additional information regarding the interests of such persons and other persons who may be deemed participants in the solicitation will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

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Certain statements made in this communication are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” with respect to the proposed transaction between the Company and BowX include statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of the Company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BowX’s securities, (ii) the risk that the transaction may not be completed by BowX’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BowX, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of BowX, the satisfaction of the minimum amount in the trust account following redemptions by BowX’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on the Company’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of the

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NYU REITs Panel

Company and potential difficulties in Company employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against the Company or against BowX related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of BowX’s securities on a national securities exchange, (xi) the price of BowX’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which BowX plans to operate or the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting BowX’s or the Company’s business, the Company’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) changes in general economic conditions, including as a result of the COVID-19 pandemic, and (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the registration statement on Form S-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by BowX from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and BowX assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor BowX gives any assurance that either the Company or BowX, or the combined company, will achieve its expectations.